UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 23, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS

CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

N E W S	R E L E A S E

MINEFINDERS SUBSIDIARY COMMENCES BINDING ARBITRATION SEEKING US$10 MILLION IN DAMAGES FROM AUSENCO

VANCOUVER, BRITISH COLUMBIA, May 23, 2008 - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), a precious metals mining and exploration company, announced today that a subsidiary company has commenced a binding arbitration process seeking approximately US$10 million in damages from Ausenco International PTY of Brisbane, Australia and a related company, Ausenco Americas LLC.

The binding arbitration was launched on May 22, 2008 by Minefinders’ subsidiary, Compañía Minera Dolores S.A. de CV. (“CMD”), before the International Centre for Dispute Resolution of the American Arbitration Association. In addition to the damages, CMD seeks to recover the costs of the arbitration and its legal fees.

Separately, CMD has assumed responsibility for the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. Minefinders continues to expect the mine will commence commercial production in mid-2008, based on the updated reserves and economics study disclosed on February 14, 2008. Minefinders believes it has adequate funds in place and available from its revolving credit line to meet its cash needs for the commissioning of the Dolores Mine until the mine reaches full commercial production.

The claim for damages relates to breaches by Ausenco of contracts between CMD and the Ausenco companies, under which Ausenco Americas was to provide engineering and design services for the Dolores mine and Ausenco International was to act as construction manager. In the arbitration Minefinders alleges that the Ausenco companies were responsible for a number of engineering, design and construction problems and delays that increased the cost of developing the Dolores mine compared with expectations prior to the February 14, 2008 study. A portion of this additional cost will be recouped should Minefinders be successful in the arbitration.

Minefinders is aware that Ausenco International filed a writ of summons in Supreme Court of British Columbia on May 9, 2008, against Minefinders and CMD for allegedly not paying US$1.9 million under the construction management agreement. The writ of summons has not been served, and all disputes under the construction management agreement and the engineering services agreement between the parties must be decided by binding arbitration. CMD has demanded that the writ against CMD be withdrawn based upon the mandatory arbitration clause and as against Minefinders because Minefinders is not a party to any of the relevant agreements. CMD intends to vigorously defend against any such claims by Ausenco International or Ausenco Americas.

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. Construction at Dolores is substantially complete. Mining within the pit began last fall and, to date, more than 7.3 million tonnes of material has been moved and 700,000 tonnes of development ore stockpiled. Ore is now being crushed and placed on the leach pad with the recently commissioned conveying and stacking system. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com